UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-36202

NAVIGATOR HOLDINGS LTD

(Translation of registrant’s name into English)

21 Palmer Street, London, SW1H 0AD

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Navigator Holdings Ltd. (the “Company”) on February 29, 2016: Navigator Holdings Ltd. Preliminary Fourth Quarter and Financial Year 2015 Results.

Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2015 RESULTS

Highlights

•	Navigator Holdings Ltd. (NYSE: NVGS) reports operating revenue of $78.7 million for the three months ended December 31, 2015. Operating revenue amounted to $315.2 million for the year ended December 31, 2015.

•	Net income was $23.8 million for the three months ended December 31, 2015. Net income rose 11.8% to $98.1 million for the year ended December 31, 2015.

•	Earnings per share increased 11.3% to $1.77 for the year ended December 31, 2015 from $1.59 for the year ended December 31, 2014.(1)

•	EBITDA(2) increased 12.9% to $182.1 million for the year ended December 31, 2015 from $161.3 million for 2014, notwithstanding Navigator Aries being out of service for six months, and the sale of Navigator Mariner in August 2015.

•	Navigator Aries repairs have been completed, following the collision on June 28, 2015; the vessel is shortly expected to take up a one to two year time charter in Indonesia. It is estimated that the Navigator Aries incident affected the earnings per share for the full year 2015 by approximately $0.10.

•	Following the delivery of four newbuilding vessels during 2015 and the sale of one of our older vessels in August, we had a total fleet of 29 vessels on the water as at December 31, 2015.

•	Navigator Ceto was delivered on January 15, 2016, leaving eight newbuildings on order for delivery between April 2016 and July 2017.

•	Following an interest capitalization restatement for 2014, the net income has increased by $4.5 million and $3.3 million for the full years ended December 31, 2015 and 2014 respectively.

Fourth Quarter 2015 Financial Results Overview

Operating revenue for the three months ended December 31, 2015 was $78.7 million, an increase of $0.3 million, or 0.4%, when compared to the $78.4 million of operating revenue for the three months ended December 31, 2014. This slight increase was due to additional vessels in the fleet; offset by a lower time charter equivalent rate and lower utilization, principally due to the off hire of Navigator Aries caused by the collision in June 2015.

During the fourth quarter of 2015, the average time charter equivalent rate across the entire fleet, including our fully-refrigerated vessels, was approximately $921,069 per calendar month ($30,282 per day), compared to $932,170 per calendar month ($30,646 per day) for the comparable period in 2014.

Fleet utilization across the 29 vessels operating at the year end was 92.7% for the fourth quarter of 2015, a reduction from 94.8% for the fourth quarter of 2014. This was primarily as a result of Navigator Aries being off hire while it was undergoing collision repairs, in the fourth quarter of 2015 which we estimate reduced utilization by 3.6%.

Following an interest capitalization restatement for 2014, the net income has increased by $1.2 million and $1.1 million for the three months ended December 31, 2015 and 2014 respectively.

[1]	Financial data contained herein for the three months ended and the year ended December 31, 2014 have been restated as described in Appendix B hereto.
[2]	EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is not a recognized measurement under U.S. GAAP. Please see Appendix A here to for a reconciliation to the most directly comparable GAAP financial measure.

Total operating expenses for the three months ended December 31, 2015 included a $0.6 million insurance claim write off for Navigator Aries as the estimated costs and corresponding insurance claim for the repair of the vessel were less than previously estimated.

Net operating revenue, which is operating revenue less voyage expenses, amounted to $72.3 million for the three months ended December 31, 2015, up from $69.2 million for the same period in 2014. $5.6 million of the increase in net operating revenue resulted from having additional vessels in the fleet in 2015, offset by $(0.9) million from a decrease in charter rates and $(1.6) million from a decrease in vessel utilization.

Net income was $23.8 million for the three months ended December 31, 2015, or $0.43 per share, a reduction from $25.3 million or $0.46 per share for the same period in 2014. It is estimated that the Navigator Aries incident affected the earnings per share for the fourth quarter 2015 by approximately $0.05.

EBITDA for the fourth quarter of 2015 was $45.6 million, compared to $44.1 million for the fourth quarter of 2014.

Conference Call Details:

Tomorrow, Tuesday, March 1, 2016, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Navigator” to the operator.

A telephonic replay of the conference call will be available until Tuesday, March 8, 2016 by dialing 1(866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In).

Access Code: 11870348#

Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Navigator Gas

Attention: Investor Relations Department

New York:	399 Park Avenue, 38th Floor, New York, NY 10022. Tel: +1 212 355 5893
London:	21 Palmer Street, London, SW1H 0AD. Tel: +44 (0)20 7340 4850

About Us

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and provides international and regional seaborne transportation of liquefied petroleum gas, petrochemical gases and ammonia for energy companies, industrial users and commodity traders. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, including eight newbuildings scheduled for delivery by July 2017.

FORWARD LOOKING STATEMENTS

Statements included in this press release concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our eight newbuildings and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	our expectation that in 2016 we will begin providing in-house technical management for one or more vessels in our fleet;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends; and

•	other factors discussed in other periodic filings with the U.S. Securities and Exchange Commission.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Holdings Ltd.

Consolidated Balance Sheets

(Unaudited)

	December 31, 2014	December 31, 2015
	(in thousands except share data)
Assets

Current assets
Cash and cash equivalents	$62,526	$87,779
Accounts receivable, net	7,195	9,050
Accrued income	3,642	5,647
Prepaid expenses and other current assets	6,323	8,754
Inventories	4,811	3,480
Insurance recoverable	—	10,289

Total current assets	84,497	124,999
Non-current assets
Long-term accounts receivable	198	—
Vessels in operation, net	1,146,999	1,264,451
Vessels under construction	134,246	170,776
Property, plant and equipment, net	284	279
Deferred finance costs, net	9,066	10,139

Total assets	$1,375,290	$1,570,644

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt	$58,350	$61,979
Accounts payable	6,448	11,471
Accrued expenses and other liabilities	5,312	9,065
Accrued interest	3,012	3,117
Deferred income	7,095	6,606

Total current liabilities	80,217	92,238

Non-current liabilities
Secured term loan facilities, net of current portion	359,509	443,315
Senior unsecured bond	125,000	125,000

Total non-current liabilities	484,509	568,315

Total liabilities	564,726	660,553

Commitments and contingencies

Stockholders’ equity
Common stock – $.01 par value;
400,000,000 shares authorized; 55,363,467 shares issued and outstanding, (2014: 55,346,613)	553	554
Additional paid-in capital	584,808	586,451
Accumulated other comprehensive loss	(254)	(465)
Retained earnings	225,457	323,551

Total stockholders’ equity	810,564	910,091

Total liabilities and stockholders’ equity	$1,375,290	$1,570,644

Navigator Holdings Ltd.

Consolidated Statements of Income

(Unaudited)

	Three months ended December 31, (in thousands except share data)		Year ended December 31, (in thousands except share data)
	2014	2015	2014	2015
Revenues
Operating revenue	$78,374	$78,670	$304,875	$315,223

Expenses
Address and brokerage commissions	1,686	1,804	6,697	6,995
Voyage expenses	9,128	6,325	45,003	33,687
Charter-in costs	2,814	—	9,111	—
Vessel operating expenses	17,482	21,150	70,198	78,842
Depreciation and amortization	12,082	14,515	45,809	53,453
General and administrative costs	2,636	2,915	10,335	11,011
Other corporate expenses	509	239	2,260	2,553
Profit from sale of vessel	—	—	—	(550)
Vessel write down following collision	—	—	—	10,500
Insurance recoverable from vessel repairs	—	608	—	(9,892)

Total operating expenses	46,337	47,556	189,413	186,599

Operating income	32,037	31,114	115,462	128,624

Other income/(expense)
Interest expense	(6,314)	(7,166)	(27,051)	(28,085)
Write off of deferred financing costs	—	—	—	(1,797)
Interest income	4	63	230	152

Income before income taxes	25,727	24,011	88,641	98,894
Income taxes	(399)	(190)	(904)	(800)

Net income	$25,328	$23,821	$87,737	$98,094

Earnings per share:
Basic:	$0.46	$0.43	$1.59	$1.77
Diluted:	$0.46	$0.43	$1.58	$1.76

Weighted average number of shares outstanding:
Basic:	55,342,184	55,363,467	55,336,402	55,360,004
Diluted:	55,561,565	55,741,907	55,483,478	55,704,104

Navigator Holdings Ltd.

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended December 31, (in thousands)		Year ended December 31, (in thousands)
	2014	2015	2014	2015
Net income	$25,328	$23,821	$87,737	$98,094
Other Comprehensive Income/(Loss)
Foreign currency translation (loss)/gain	(38)	(135)	(166)	(211)

Total Comprehensive Income	25,290	23,686	87,571	97,883

Consolidated Statements of Stockholders’ Equity

(Unaudited)

	(in thousands except share data)
	Number of shares	Common Stock at 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings	Total
January 1, 2014	55,326,765	$553	$584,031	$(88)	$137,720	$722,216

Issuance of common stock, net of issuance costs	—	—	(345)	—	—	(345)
Restricted shares issued
April 14, 2014	12,348	—	—	—	—	—
November 21, 2014	5,000	—	—	—	—	—
December 1, 2014	2,500	—	—	—	—	—
Net income	—	—	—	—	87,737	87,737
Foreign currency translation	—	—	—	(166)	—	(166)
Share-based compensation plan	—	—	1,122	—	—	1,122

December 31, 2014	55,346,613	$553	$584,808	$(254)	$225,457	$810,564

Restricted shares issued
March 17, 2015	16,854	1	—	—	—	1
Net income	—	—	—	—	98,094	98,094
Foreign currency translation	—	—	—	(211)	—	(211)
Share-based compensation plan	—	—	1,643	—	—	1,643

December 31, 2015	55,363,467	$554	$586,451	$(465)	$323,551	$910,091

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	Twelve months ended	Twelve months ended
	December 31, 2014	December 31, 2015

	(in thousands)	(in thousands)
Cash flows from operating activities
Net income	$87,737	$98,094

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	45,809	53,453
Payment of drydocking costs	(5,320)	(11,558)
Amortization of share-based compensation	1,122	1,643
Amortization of deferred financing costs	2,853	4,806
Profit on sale of vessel	—	(550)
Vessel write down following collision	—	10,500
Insurance recoverable from vessel repairs	—	(10,289)
Unrealized foreign exchange	(155)	(205)
Changes in operating assets and liabilities
Accounts receivable	4,642	(1,855)
Inventories	1,114	1,331
Accrued income and prepaid expenses and other current assets	2,417	(4,408)
Accounts payable, accrued interest and other liabilities	(7,224)	8,394
Long-term accounts receivable	119	198

Net cash provided by operating activities	133,114	149,554

Cash flows from investing activities
Payment to acquire vessels	(3,503)	(3,348)
Payment for vessels under construction	(230,065)	(236,648)
Purchase of other property, plant and equipment	(109)	(142)
Receipt of shipyard penalty payments	—	1,933
Insurance recoveries	1,803	391
Proceeds from sale of vessel net of costs	—	31,958

Net cash used in investing activities	(231,874)	(205,856)

Cash flows from financing activities
Proceeds from secured term loan facilities	150,000	157,700
Direct financing costs of secured term loan facilities	(483)	(5,879)
Repayment of secured term loan facilities	(182,626)	(70,266)
Issuance costs of stock	(345)	—

Net cash (used in) / provided by financing activities	(33,454)	81,555

Net (decrease) / increase in cash and cash equivalents	(132,214)	25,253

Cash and cash equivalents at beginning of period	194,740	62,526

Cash and cash equivalents at end of period	$62,526	$87,779

Supplemental Information
Total interest paid during the period	$28,719	$28,917

Total tax paid during the period	$560	$632

Appendix A

The following table sets forth a reconciliation of net income to EBITDA for the periods presented:

	Three months ended December 31, (in thousands)		Year ended December 31, (in thousands)
	2014	2015	2014	2015
Net income	$25,328	$23,821	$87,737	$98,094
Net interest expense	6,310	7,103	26,821	29,730
Income taxes	399	190	904	800
Depreciation and amortization	12,082	14,515	45,809	53,453

EBITDA	$44,119	$45,629	$161,271	$182,077

Appendix B

In connection with the preparation of the consolidated financial statements for the year ended December 31, 2015, Navigator Holdings Ltd. (the “Company”) identified an error in the treatment of interest costs in relation to vessel newbuildings. Certain amounts recorded as interest expense should have been capitalized, rather than expensed. The error resulted in an overstatement of the interest expense and an understatement of net income, book values of vessels under construction and vessels in operation, retained earnings and total stockholders’ equity for the years ended December 31, 2012, 2013 and 2014 and the interim periods with such years, as well as the first three quarters of 2015, and the related Consolidated Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Stockholders’ Equity and Consolidated Statements of Cash Flows.

Additional information regarding the restatement will be contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015.

The following tables present the effects of the restatement on the Company’s previously reported financial results as of December 31, 2014 and for the three months and the year ended December 31, 2014:

	Three months ended December 31, 2014 (in thousands, except per share data)			Twelve months ended December 31, 2014 (in thousands, except per share data)
	As previously reported	Adjustment	As revised	As previously reported	Adjustment	As revised
Interest expense	$(7,379)	1,065	(6,314)	$(30,321)	3,270	(27,051)
Income before income taxes	24,662	1,065	25,727	85,371	3,270	88,641
Net income	24,263	1,065	25,328	84,467	3,270	87,737

EPS
Basic	0.44	0.02	0.46	1.53	0.06	1.59
Diluted	0.44	0.02	0.46	1.52	0.06	1.58

At period end:
Vessels in operation, net				1,145,066	1,933	1,146,999
Vessels under construction, net				131,345	2,901	134,246
Total Assets				1,370,456	4,834	1,375,290

Retained earnings				220,623	4,834	225,457
Total Stockholders’ equity				805,730	4,834	810,564

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: February 29, 2016	By:	/s/ Niall J Nolan
	Name:	Niall J Nolan
	Title:	Chief Financial Officer